DRAFT 11/21/2008

November [DATE], 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn: Ms. Sally Samuel

Re:	Wilshire Variable Insurance Trust (the “Registrant”);
File No. 333-154520

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-154520) relating to the issuance of shares in connection with the proposed mergers of the following funds (the “Funds”), each a series of the Registrant:

Acquired Fund		Acquiring Fund
2010 Aggressive Fund	into	2015 Moderate Fund
2010 Conservative Fund	into	2015 Moderate Fund
2010 Moderate Fund	into	2015 Moderate Fund
2045 Moderate Fund	into	2035 Moderate Fund
Short-Term Investment Fund	into	Income Fund

With respect to the Registrant’s initial Registration Statement filed on October 20, 2008 the SEC staff provided comments by phone to the undersigned on November 6, 2008. Set forth below are the comments and the Registrant’s responses.

General

1)	Comment: Please consider providing contract owners with two separate documents, one containing the fund mergers proposal only and the other containing the election of Board members proposal only.

Response:  The Registrant believes that the current prospectus/proxy statement clearly states which Funds will vote for each proposal.  Accordingly, the Registrant intends to provide contract owners with one proxy statement.

Securities and Exchange Commission
November [DATE], 2008

2)
Comment:  Due to open information contained in the initial N-14 Registration Statement, the N-14 Registration Statement cannot go automatically effective under Rule 488.  Please file a pre-effective amendment and request for acceleration concurrently with pre-effective amendment No. 1 to the Registrant’s Registration Statement.

Response: Transmitted herewith is pre-effective amendment No. 1 to the Registrant’s Registration Statement. The Registrant will concurrently submit a request for acceleration.

Prospectus/Proxy Statement- General

3)	Comment: For all references to the new expense cap for the 2015 Moderate Fund and 2035 Moderate Fund, which runs through December 31, 2010, please make sure the disclosure is consistent.

Response: For all references to the expense cap, the disclosure has been revised to indicate that the adviser has “contractually agreed” to waive fees and reimburse expenses through December 31, 2010.

4)
Comment:  Under the Q&A section, for the question regarding a contract owner’s right to revoke voting instructions, please outline or make clear the steps a contract owner may take to revoke his or her voting instructions.

Response:  The current disclosure provides that a contract owner should consult their insurance company.  Given that multiple insurance companies are involved, it is not practical to include more detailed steps as to how contract owners may revoke his or her voting instructions with each insurance company.

5)	Comment: All disclosure in the prospectus/proxy statement prior to Proposal I should be included on the cover page.

Response:  The printed materials that will be sent to contract owners will be presented in the order that it appears in the initial Registration Statement filing, beginning with the “Questions and Answers” section.  The disclosure in the prospectus/proxy statement cannot fit on one page and will more than likely be covered on the first two to three pages of the prospectus/proxy statement.

6)	Comment: Please include the Table of Contents on the inside cover of the cover page.

Securities and Exchange Commission
November [DATE], 2008

Response: The Table of Contents will be included on the back cover of the prospectus/proxy statement.

7)
Comment:  Please delete the following language from disclosure presented on the fourth full paragraph of the cover page:  “To the extent required to be consisted with the interpretations of voting requirements by the staff of the Securities and Exchange Commission (“SEC”)”.

Response: This language has been deleted.

8)
Comment:  Under the fourth full paragraph of the cover page, please provide additional disclosure stating that a small number of contract owners may determine the outcome of the proposals included in the prospectus/proxy statement as a result of “echo voting”.

Response: The following disclosure has been added: “As a result, less than all Contract Owners who properly submit their voting instructions may determine the outcome of a proposal included herein.”

9)	Comment: Under the fourth item listed for documents filed with the SEC and incorporated into the prospectus/proxy statement, please include the Registrant’s 1940 Act filing number.

Response: The Registrant’s 1940 Act filing number has been included.

10)
Comment:  Please include the information required by Item 1 of Form N-14 stating that the “prospectus sets forth concisely the information about the registrant that a prospective investor ought to know before investing.”

Response:  The second to last sentence of the fourth full paragraph of the prospectus/proxy statement satisfies this disclosure requirement.  This sentence reads as follows: “It explains concisely what you should know before voting on the proposals described in this Prospectus/Proxy Statement or investing in the 2015 Moderate Fund, the 2035 Moderate Fund or the Income Fund, each of which is a series of the Trust, an open-end, registered management investment company.”

11)	Comment: Please indicate whether contract owners may find information about the Funds on the Funds’ website.

Securities and Exchange Commission
November [DATE], 2008

Response: The following sentence has been added at the end of the eighth full paragraph of the prospectus/proxy statement: “The Funds do not have a website.”

Proposal I: Election of Board Members to the Board of the Trust

12)	Comment: Under the subsection “Officers of the Trust”, please confirm that there are no other officers of the Registrant.

Response: The prospectus/proxy statement discloses all “Officers” as required by Schedule 14A.

13)	Comment: Under the subsection “Board Member/Nominee Ownership of Fund Shares”, please provide the dollar range of shares owned in each Fund as of the most recent practical date.

Response: The information has been updated as of September 30, 2008.

14)
Comment:  In the second paragraph under the subsection “Board of Trustees and Committees”, please provide the disclosure required under Item 7(d) of Schedule 14A, specifically the disclosure required under Item 407(d)(3) of Regulation S-K.

Response:  Item 7(e) of Schedule 14A provides that in lieu of the information required by Item 7 of Schedule 14A, investment companies registered under the Investment Company Act of 1940 must furnish the information required by Item 22(b) of Schedule 14A.  The current disclosure in the prospectus/proxy statement meets the requirements of Item 22(b)(14) of Schedule 14A.

Proposal II: Approval of a Proposed Merger of an Acquired Fund into the Corresponding Acquiring Fund

15)
Comment:  Under the disclosure for each Acquired Fund and Acquiring Fund’s investment strategies, please add disclosure regarding a contract owner’s risk exposure as a result of investing in an Acquiring Fund that is designed for investors who plan to retire in a different year than the year stated for the corresponding Acquired Fund.

Response:  Additional disclosure has been provided.  For example, in the second to last paragraph under question four for the 2010 Aggressive Fund-2015 Moderate Fund merger, the following disclosure has been added: “By investing in the 2015 Moderate Fund, shareholders of the 2010 Aggressive Fund will have transferred their investment into a fund that is designed for investors planning to retire in 2015, plus or minus two to three years.  The 2015 Moderate Fund’s strategy to allocate its assets to a more conservative position over time may take place five years after the 2010 Aggressive Fund would have employed such a strategy.”

Securities and Exchange Commission
November [DATE], 2008

16)
Comment:  Under the fee tables for the mergers involving the 2015 Moderate Fund as an Acquiring Fund, please disclose the minimum and maximum expense structures for each fund merger.  Also, please indicate that not all expense structure scenarios are disclosed, but that the range of potential expense structures for the fund mergers have been presented.

Response:  The fee tables do disclose minimum and maximum expense structures for each fund merger.  For instance, under the 2010 Aggressive Fund-2015 Moderate Fund merger, the pro-forma annual operating expenses reflecting the consummation of this merger only is reflective of the maximum expense structure because it only factors in the lowest possible asset level.  In addition, the pro–forma annual operating expenses reflecting the consummation of all mergers involving the 2015 Moderate Fund is reflective of the minimum expense structure because it factors in the highest possible asset level.

The following footnotes have been added to the fee tables providing further clarification:

(4) The pro forma annual operating expenses for the 2015 Moderate Fund under this scenario is the maximum amount that a shareholder will bear.

(5) The pro forma annual operating expenses for the 2015 Moderate Fund under this scenario is the minimum amount that a shareholder will bear.

(6) While not all potential fund merger scenarios are presented, the maximum and minimum pro forma amounts that a shareholder of the 2015 Moderate Fund may bear have been presented.

17)	Comment: Under the fee tables, please explain the decrease in “Other Expenses” from pre-merger to post-merger.

Securities and Exchange Commission
November [DATE], 2008

Response: The following footnote has been added under the fee tables:

“Other Expenses” will decrease post-merger because the funds will benefit from the consolidation of assets as some of these are fixed costs.  Additionally, recent changes in service providers have reduced some of these expenses.

18)
Comment:  Under the fee tables, for the information provided on the Funds pre-merger, please remove the expense waiver that runs through April 30, 2009 since it is in effect for less than 12 months.  Also, please make corresponding changes to the information provided in the expense “Examples” pre-merger.

Response: The expense waiver that runs through April 30, 2009 has been removed from the fee tables and corresponding changes have been made to the expense “Examples” pre-merger.

19)	Comment: Under Risk Factors, subsection Primary Risks- Derivatives Risks, please add disclosure regarding the segregation of assets to cover obligations.

Response:  The following disclosure has been added regarding the segregation of assets: “To the extent that a fund uses derivatives, a fund will (to the extent required by applicable law) either (1) segregate cash or liquid assets in the prescribed amount or (2) otherwise "cover" its future obligations under the transaction, such as by holding an offsetting investment.”

20)	Comment: Please add disclosure regarding the number of outstanding shares outstanding for each Acquired Fund. Also, please add disclosure regarding the rights of such shares.

Response: The number of outstanding shares for each Fund and the rights of such shares appears under Section III. Information about Voting and the Special Meeting.

21)
Comment:  Under the capitalization tables included in the subsection “Capitalization” and in the Merger Statement of Additional Information, please add a footnote explaining the pro forma adjustments to the shares outstanding.

Response:  The pro forma adjustment columns in the capitalization tables were deleted.  For each merger, the pro forma post-merger number of shares equals (1) the number of Acquiring Fund shares pre-merger, (2) plus the total assets of an Acquired Fund pre-merger divided by the Acquiring Fund’s net asset value pre-merger.

Securities and Exchange Commission
November [DATE], 2008

Other

22)	Comment: On the cover page of the Merger Statement of Additional Information, please include the 1940 Act filing numbers for the annual reports that are incorporated by reference.

Response: The 1940 Act filing numbers have been added.

23)
Comment:  On the pro forma Statement of Operations for the 12 months ended December 31, 2007 for the Short-Term Investment Fund into Income Fund merger, please add a footnote explaining the terms of the expense waiver, if any.

Response:  In regards to the Short-Term Investment Fund, the following footnote has been added: “For the fiscal year ended December 31, 2007, Wilshire voluntarily waived investment management fees and reimbursed the Short-Term Investment Fund for all fees and expenses, except custodian and Board expenses.  After these waivers, actual net annual operating expenses for the Short-Term Investment Fund for the fiscal year ended December 31, 2007 were 0.10%.  Wilshire’s voluntary fee waiver is expected to continue until December 31, 2008 and may be terminated at any time.”

In regards to the Income Fund, the amount reflected as “fees waived and reimbursed by investment adviser” is an adjustment to the amount assessed by the adviser for its advisory fee.  The Income Fund did not have a expense waiver in place for the 12 months ended December 31, 2007.  As such, no additional footnote has been added.

24)
Comment:  For the exhibits included in the initial N-14 Registration Statement, please include the exhibits of the actual agreements and not “form of” agreements.  Also, for exhibits that are incorporated by reference in Part C, please include the file number of the filing and exhibit number for that particular filing.

Response:  The only exhibit included in the initial N-14 Registration Statement that was a “form of” was the Form of Tax Opinion.  The final Tax Opinion will be issued upon the closing of the fund mergers.  In addition, the file numbers and exhibit numbers have been included for each exhibit that is incorporated by reference in Part C.

Securities and Exchange Commission
November [DATE], 2008

25)
Comment:  For the powers of attorney referenced in the initial N-14 Registration Statement filing, each power of attorney should reference the specific N-14 registration statement filing for which it relates to either by SEC filing number or a description of the fund mergers.

Response: Revised powers of attorney referencing this N-14 Registration Statement filing have been included in the post-effective amendment filing.

26)	Comment: For the proxy cards/voting instruction forms, please create individualized proxy cards/voting instruction forms for each Fund.

Response:  For purposes of the N-14 Registration Statement filing, a “form of” proxy card/voting instruction form will be provided.  However, contract owners for each Fund will receive individualized proxy card/voting instruction forms listing only the applicable proposals that will be voted on by a particular Fund.

Concurrently with the filing of pre-effective amendment No. 1 to the Registration Statement, the Registrant is filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders will be held on December 19, 2008.  Accordingly, the Registrant would like to mail the proxy materials to shareholders as soon as possible.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7639.

Very truly yours,

JDR/mme
cc:  Renee M. Hardt